NEWPORT INTERNATIONAL GROUP, INC.

73061 El Paseo Road

Suite 202

Palm Desert, California 92260

(760) 779-0251

June 29, 2005

“CORRESP”

VIA UPS

Securities and Exchange Commission

Mail Stop 4561

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention:	Ms. Kristi Beshears

Re:	Newport International Group, Inc.
Form 10-KSB for the year ended December 31, 2004
Filed April 1, 2005
File No. 000-30587

Dear Ms. Beshears:

Reference is made to your correspondence dated June 13, 2005 relevant to the above Annual Report. Our responses are provided below:

Consolidated Balance Sheet, page F-3

1.

Tells how you have determined to present the $912,501 restricted investment in marketable securities as a contra-equity account versus an asset. In your response cite the specific accounting literature that you have relied upon.

RESPONSE: In July 2004, the Company issued 5,882,352 shares of its common stock in exchange for 6,484,840 shares of Langley Park Investment Trust PLC (“Langley Park”) common stock. The restricted investment in marketable securities represents 3,242,420 shares of Langley Park held in an escrow account which may not be released without Langley Park’s permission until August 2006. The agreement between the Company and Langley Park provides for, among other things, price protection provisions in the event the average of the ten closing bid prices per share (the “Average Bid Price”) of the Company’s common stock, as quoted on a stock exchange, the over-the-counter market or as appraised, during the ten trading days immediately preceding July 30, 2006 is below $2.01. If the Average Bid Price is below $2.01 at that time, a proportion of the shares of Langley Park held in escrow will be sold $0.02 per share to Langley Park in the same ratio as the Average Bid Price is to $2.01.

While the Company holds title to the aforementioned shares of Langley Park held in escrow, the likelihood that the Company may not be entitled to a portion or such shares by August 2006 is possible. The Company is confident that all shares of Langley Park held in escrow will be released, but it is unable to determine with certainty the amount of shares it will retain by August 2006.

There is very little guidance on the accounting of such restricted investment securities. Statement of Financial Accounting Concepts No.6, Elements of Financial Statements, paragraph 26, provides that “An asset has three essential characteristics: ...(c) the transaction or other event giving rise to the entity’s right to or control of the benefit has occurred.”

The Company believes that it has certain rights or control of the benefit over its restricted investment in Langley Park, but that not all events have occurred to determine the fullest extent of such rights and control. Considering that the restricted investment in equity securities arose from a non-monetary transaction, the Company deemed it more conservative to not give the restricted investment in Langley Park the full attributes of an asset, but rather, as a contra-equity account. However, the Company adjusts the fair value of such restricted investment quarterly pursuant to SFAS 115.

Consolidated State of Operations, page F-4

2.

We note that you recorded a $10 million unrealized loss on your investment in Langley Park LLC for the year ended December 31, 2004. This represents a significant amount of the original purchase price, and it appears that a portion of the unrealized loss may be other than temporary. Please amend your financial statements to recognize into earnings any loss on the Langley investment that is other than temporary. Reference is made to paragraph 16 of SFAS 115 and SAB Topic 5M.

RESPONSE: Paragraph 16 of SFAS 115 and SAB Topic 5M provide that numerous factors must be considered, including the following, in determining whether a decline in value requires a write-down to a new cost basis for an individual security:

•	The length of time and extent to which the market value has been less than cost;

•

The financial condition and near-term prospects of the issuer, including any specific events that may influence the operations of the issuer (e.g., changes in technology, or the planned discontinuance of a line of business); and

•	The intent and ability of the holder to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in market value.

We have acquired our interest in Langley Park Investment Trust PLC in August 2004 while it was still privately held. Langley Park became publicly traded at the beginning of October 2004. Langley Park has been thinly traded since it became publicly traded. While the market value in this investment has significantly declined since October 2004, the length of time during which the market value has been less than cost is minimal. At the time of the issuance of its December 31, 2004 financial statements, the Company believed that most of the volume of Langley Park shares was attributable to short-term holders who did not see the long-term potential this company can offer to its shareholders.

At the time of issuance of its December 31, 2004 financial statements, the Company had no knowledge of any material adverse impact on the financial condition and near-term prospects of Langley Park.

The Company has always intended to hold its investment in Langley Park on a long-term basis. Half of the Company’s investment in Langley Park is in an escrow account which may be released in August 2006. The other half of the Company’s investment in Langley Park is used as collateral to secure a put issued to certain shareholders of the Company. Accordingly, at the time of the issuance of its December 2004 financial statements, the Company intended and was able to retain its investment in Langley Park for a period of time sufficient to allow for any anticipated recovery in market value.

The Company will continue to evaluate quarterly whether the decline in the value of its investment in Langley Park requires a write-down to a new cost basis.

We respectfully request that the staff evaluates the aforementioned considerations prior to requesting that we amend our Form 10-KSB for the year ended December 31, 2004.

In connection with our responses, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you require any additional information, kindly contact the undersigned. Thank you for your attention to this matter.

Sincerely yours,

/s/ Cery Perle
Cery Perle
Chief Executive Officer

CP:mk

Cc:	James M. Schneider, Esq.